

19008257

Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 0 1 2019

Washington DC 416

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SEC FILE NUMBER
8-66950

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Longbow Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

6050 Oak Tree Blvd., Suite 350
                     (No. and Street)

Independence	OH	44131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laura Brodbeck 216-328-5081

                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company

                    (Name – if individual, state last, first, middle name)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Laura Brodbeck _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Longbow Securities, LLC _____, as of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

CCO
_____
Title

Leonora Gyel
Notary Public exp. 8/20/2023

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LONGBOW SECURITIES, LLC
Statement of Financial Condition
December 31, 2018

Longbow Securities, LLC
TABLE OF CONTENTS
December 31, 2018

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

1100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Longbow Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Longbow Securities, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2013
Abington, Pennsylvania
February 27, 2019

3

Longbow Securities, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$	2,352,854
Receivables:		
Clearing broker		55,060
Accounts receivable		140,863
Deposit with clearing broker		101,660
Prepaid expenses		41,610
Furniture and equipment - at cost - $1,300,848		
less accumulated depreciation of ($1,084,591)		216,257
Total liabilities and member's equity	$	2,908,304

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	109,933
Accrued payroll	569,632
Deferred revenue	7,895
Total liabilities	687,460
Member's Equity	2,220,844

Total liabilities and member's equity	$	2,908,304

The accompanying notes are an integral part of this financial statement.

1. **Organization**

   Longbow Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio and twenty-two other states, and is a member of two self-regulatory organizations, the Financial Industry Regulatory Authority (FINRA) and NYSE Arca Equities, Inc. The Company is a wholly-owned subsidiary of Longbow Research, LLC (the "Parent"). The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. **Summary of Significant Accounting Policies**

   Nature of business – The Company is an independent equity research firm and conducts all securities transactions on an agency basis.

   Cash and Cash Equivalents - At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance and are concentrated at three separate financial institutions. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

   The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

   Accounts Receivable - Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment upon receipt of invoice. The Company does not accrue interest on delinquent customer balances. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 30 days old are considered delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

   The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. In the opinion of management at December 31, 2018, all accounts receivable were considered collectible and no allowance was necessary.

   As of December 31, 2018, there were no receivable balances that exceeded 90 days from the invoice date.

   Depreciation and Amortization - Depreciation and amortization of property and equipment are provided by the use of the straight-line method over the following estimated useful lives of the assets:

Office equipment	3 – 5 years
Furniture and fixtures	7 years
Leasehold improvements	Term of lease

---

2. Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk - The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty on an ongoing basis.

Income Taxes - The Company is a single member LLC and, therefore, is a disregarded entity for the Internal Revenue Service's filing requirements. The Company files as part of a consolidated income tax return which includes the activity of the Parent. The Parent has elected to be treated as a partnership as defined in the Internal Revenue Code. As a result, no provision for federal income taxes has been provided; however, the Company is liable for certain state and local taxes.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2018, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2015.

Accounting Estimates - Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent Events – Management has evaluated the impact of all subsequent events through February 27, 2019, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Retirement Savings Plan

The Company maintains a 401(k) retirement savings plan, covering all employees who have completed three months of service and are at least 20½ years of age. Matching contributions are authorized at the discretion of the managing member. No contributions were authorized for 2018.

4. Deposit with Clearing Broker

The Company maintains a clearing agreement with another broker. Under the agreement the Company maintains a clearing deposit. At December 31, 2018, the deposit totaled $101,660.

5. Net Capital Provisions of Rule 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and 15c3-1(a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $1,371,814 which was $1,295,983 in excess of its required net capital of $75,831.

5.   **Net Capital Provisions of Rule 15c3-1 (Continued)**

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2018, the ratio was .83 to 1.

6.   **Exemption from Rule 15c3-3**

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

7.   **Financial Instruments with Off-Balance-Sheet Risk**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

8.   **Commitments**

Guarantee

The Company is a partial guarantor of a bank revolver for the Parent. The guarantee was made to assist the Parent in obtaining credit. The term of the guarantee is the life of the loan, which expires on August 31, 2021. The Company would be required to perform under the guarantee if the Parent defaulted on the loan. The maximum potential amount owed would be the balance of the loan, plus accrued interest. The Company would expect the amount to be reduced by the proceeds of the sale of the Parent's collateral. The balance as of December 31, 2018, amounted to $775,000. The Company also has a springing guarantee on the term note with a balance of $580,357 as of 12/31/2018. That guarantee was not in force as of 12/31/2018.

9.   **New Accounting Standard Not Yet Adopted**

In February 2016, the FASB issued ASU 2016-02, which created ASC 842, Leases. The new standard requires the lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on the statement of financial condition. The new standard is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company expects to record a right-of-use assets and related lease liabilities upon the adoption of ASU 2016-02.